SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Report Regarding Investment Decision

Investment Target	Company Name	Kyongnam Bank	Representative Director	Kyong-Duck Jung
	Capital (Won)	259,000,215,000	Number of Issued Shares	51,800,043
	Relation to Woori Finance Holdings Co., Ltd. (“WFH”)		Subsidiary
	Business Type	Banking and related businesses
Investment Details	Number of Shares to be Acquired	6,249,994
	Investment Amount (Won)	99,999,904,000
	Shareholders’ Equity of WFH (Won)	13,062,368,341,183
	Investment Amount to Shareholders’ Equity (%)	0.77
	Large Corporation	Yes
Share Ownership After Acquisition	Number of Shares Owned by WFH	58,049,994
	Percentage of Shares Owned by WFH (%)	99.99
Method of Investment	Participate in the capital increase of Kyongnam Bank by subscribing for new shares issued by Kyongnam Bank to its shareholders
Purpose of Investment	Enhance Kyongnam Bank’s regional business operations by strengthening its capital adequacy ratio
Scheduled Date of Acquisition	July 4, 2008
Decision Date	June 16, 2008

Other information:

•	The decision date as stated above is the date of payment of the subscription price.

•	The number of shares to be acquired by WFH and its shareholding level following the acquisition are subject to change depending on the subscription results of the capital increase.

•	The scheduled date of acquisition as stated above is the scheduled date of the issuance of the new shares.

*	Related disclosure: March 19, 2008

Summary of Financial Information of Kyongnam Bank

(unit: Won in millions)

	Total Assets	Total Liabilities	Shareholder’s Equity	Capital	Operating Revenue	Net Profit
FY2007	19,207,226	18,283,809	923,417	259,000	1,341,869	160,974
FY2006	16,544,185	15,749,207	794,979	259,000	973,511	154,958
FY2005	14,019,729	13,325,414	694,315	259,000	794,297	132,678

Report Regarding Investment Decision

Investment Target	Company Name	Kwangju Bank	Representative Director	Tae-Seok Jeong
	Capital (Won)	220,402,585,000	Number of Issued Shares	44,080,517
	Relation to WFH		Subsidiary
	Business Type	Banking and related businesses
Investment Details	Number of Shares to be Acquired	5,333,333
	Investment Amount (Won)	79,999,995,000
	Shareholders’ Equity of WFH (Won)	13,062,368,341,183
	Investment Amount to Shareholders’ Equity (%)	0.61
	Large Corporation	Yes
Share Ownership After Acquisition	Number of Shares Owned by WFH	49,413,333
	Percentage of Shares Owned by WFH (%)	99.99
Method of Investment	Participate in the capital increase of Kwangju Bank by subscribing for new shares issued by Kwangju Bank to its shareholders
Purpose of Investment	Enhance Kwangju Bank’s regional business operations by strengthening its capital adequacy ratio
Scheduled Date of Acquisition	July 3, 2008
Decision Date	June 16, 2008

Other information:

•	The decision date as stated above is the date of payment of the subscription price.

•	The number of shares to be acquired by WFH and its shareholding level following the acquisition are subject to change depending on the subscription results of the capital increase.

•	The scheduled date of acquisition as stated above is the scheduled date of the issuance of the new shares.

*	Related disclosure: March 19, 2008

Summary of Financial Information of Kwangju Bank

(unit: Won in millions)

	Total Assets	Total Liabilities	Shareholder’s Equity	Capital	Operating Revenue	Net Profit
FY2007	15,286,827	14,571,191	715,636	220,403	976,674	112,652
FY2006	13,926,797	13,299,490	627,306	220,403	786,317	90,118
FY2005	11,680,675	11,113,888	566,786	220,403	665,362	124,685

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: June 16, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director